Exhibit 99.1

SUNTECH POWER HOLDINGS CO., LTD.

R&D Mansion, 9 Xinhua Road

New District, Wuxi

Jiangsu Province 214028

People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on Monday, July 16, 2012

The Annual General Meeting of Shareholders (the “General Meeting”) of Suntech Power Holdings Co., Ltd. (the “Company”) will be held at the Company’s offices located at R&D Mansion, 9 Xinhua Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China on Monday, July 16, 2012, at 10:00 a.m. (local time) for the following purposes:

1.                                      To hear reports of the Chairman and Chief Executive Officer.

2.                                      To act upon the Company’s proposal to amend the Company’s Equity Incentive Plan to increase the maximum aggregate number of the Company’s ordinary shares available for award thereunder by 6,000,000 ordinary shares from 18,503,991 to 24,503,991.

3.                                      To act upon such other matters as may properly come before the General Meeting or any adjournments or postponements thereof.

The foregoing items of business are more fully described in the Proxy Statement. The record date for determining those shareholders who will be entitled to notice of, and to vote at, the General Meeting and at any adjournment thereof is June 4, 2012. The stock transfer books will not be closed between the record date and the date of the General Meeting. A shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, to vote instead of him.  Such proxy need not be a shareholder of the Company.

Whether or not you plan to attend the General Meeting, please complete, sign, date and return the enclosed proxy promptly in the accompanying reply envelope. Please refer to the enclosed voting form for instructions. Your proxy may be revoked at any time prior to the General Meeting. If you decide to attend the General Meeting and wish to change your proxy vote, you may do so automatically by voting in person at the General Meeting.

ON BEHALF OF THE BOARD OF DIRECTORS

Dr. Zhengrong Shi
Chairman of the Board

June 8, 2012

New District Wuxi, Jiangsu Province

People’s Republic of China

Note: Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through The Bank of New York Mellon, the depositary of the Company’s ADR program.  By completing the enclosed proxy, a holder of ADSs is hereby directing The Bank of New York Mellon to vote the ordinary shares underlying such ADSs as set forth on the proxy.

PROXY STATEMENT

FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

These proxy materials are furnished in connection with the solicitation of proxies by the Board of Directors of Suntech Power Holdings Co., Ltd., a company organized under the laws of the Cayman Islands (the “Company”), for the Annual General Meeting of Shareholders (the “General Meeting”) to be held at 10:00 a.m. (local time) on Monday, July 16, 2012, at the Company’s offices located at R&D Mansion, 9 Xinhua Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China, and at any adjournments or postponements of the General Meeting. These proxy materials were first made available to shareholders on or about June 8, 2012.

PURPOSE OF MEETING

The specific proposals to be considered and acted upon at the General Meeting are summarized in the Notice of Annual General Meeting of Shareholders. Each proposal is described in more detail in this Proxy Statement.

VOTING RIGHTS AND SOLICITATION

Voting

The Company’s ordinary shares are the only type of security entitled to vote at the General Meeting. Each shareholder of record as of the close of trading on June 4, 2012 is entitled to one vote for each ordinary share held by such shareholder on that date.

At least one-third of the outstanding ordinary shares must be present or represented at the General Meeting in order to have a quorum. Abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum for the transaction of business but are not counted as votes cast at the General Meeting.  Pursuant to the Company’s Second Amended and Restated Memorandum and Articles of Association, if within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall stand adjourned to the same day in the next week at the same time and place, as decided by the Company’s Board of Directors, and if at such adjourned General Meeting a quorum is not present within half an hour from the time appointed for holding such adjourned General Meeting, the members present in person or by proxy shall be a quorum and may transact the business for which the General Meeting was called.

Proposal 1 requires for approval the affirmative vote of a simple majority of the ordinary shares present in person or by proxy at a meeting for which a quorum is present.

Proxies

Whether or not you are able to attend the General Meeting, you are urged to vote your proxy, which is solicited by the Company’s Board of Directors and which will be voted as you direct on your proxy when properly completed. In the event no directions are specified, such proxies will be voted:

•                  FOR Proposal 1, and

•                  in the discretion of the proxy holders, as to other matters that may properly come before the General Meeting.

You may revoke or change your proxy at any time before the General Meeting. To do this, send a written notice of revocation or another signed proxy with a later date to the Company at the Company’s principal executive offices before the beginning of the General Meeting. You may also revoke your proxy by attending the General Meeting and voting in person.

PROPOSAL NO. 1

AMENDING THE COMPANY’S EQUITY INCENTIVE PLAN TO INCREASE

THE MAXIMUM AGGREGATE NUMBER OF THE COMPANY’S ORDINARY SHARES AVAILABLE FOR AWARD

General

The Company’s shareholders are being asked to approve an amendment to the Company’s Equity Incentive Plan to increase the maximum aggregate number of the Company’s ordinary shares available for award thereunder by 6,000,000 ordinary shares from 18,503,991 to 24,503,991.

Purpose.  The purpose of the Company’s Equity Incentive Plan is to attract employees, independent directors and consultants to the Company and its subsidiaries, and retain their service with the Company, and to provide such persons with an ownership interest in the Company that will:

(a)         increase the interest of the employees, independent directors and consultants in the Company’s and its subsidiaries’ welfare;

(b)         furnish an incentive to those employees, independent directors and consultants to continue their services for the Company; and

(c)          provide a means through which the Company and its subsidiaries may attract able persons to provide services to them.

The proposed amendment is intended to help assure that the Company remains competitive in its ability to provide sufficient equity incentives to attract and retain the services of highly-qualified and experienced employees, independent directors and consultants. The proposed amendment has been approved by the Compensation Committee of the Board, subject to shareholder approval at the General Meeting.

Shares Subject to the Equity Incentive Plan.  Subject to adjustments under certain conditions, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Company’s Equity Incentive Plan is 18,503,991.

As of March 31, 2012, an aggregate of approximately 4,385 ordinary shares remain available for future award under the Company’s Equity Incentive Plan.  Should the proposed amendment be approved by the Company’s shareholders, the Equity Incentive Plan shall be amended such that an additional 6,000,000 ordinary shares will be available for future award under the Plan, in addition to those ordinary shares remaining available for future award.

Shareholder Approval

The affirmative vote of a majority of the ordinary shares present in person or by proxy at a meeting for which a quorum is present is required for approval of the proposed amendment to the Equity Incentive Plan to increase the maximum aggregate number of Company’s ordinary shares available for award thereunder by 6,000,000 ordinary shares.

Recommendation of the Board of Directors

The Board recommends that the shareholders vote FOR the amendment to the Equity Incentive Plan.

OTHER MATTERS

The Board of Directors knows of no other matters to be presented for shareholder action at the General Meeting.  However, if other matters do properly come before the General Meeting or any adjournments or postponements thereof, the Board of Directors intends that the persons named in the proxies will vote upon such matters in accordance with their best judgment.

In the event that sufficient votes in favor of any proposal set forth in the Notice of this General Meeting are not received by July 12, 2012, the persons named as attorneys in the enclosed proxy may, in conjunction with the chairman of the General Meeting, propose one or more adjournments of the General Meeting for not more than 10 days to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of the holders of a majority of the ordinary shares present in person or by proxy at the session of the meeting to be adjourned. The persons named as proxies in the enclosed proxy will vote in favor of such adjournment for those proxies which they are entitled to vote in favor of the proposal for which further solicitation of proxies is to be made. They will vote against any such adjournment for those proxies which they are required to vote against such proposal.

ON BEHALF OF THE BOARD OF DIRECTORS

Dr. Zhengrong Shi
Chairman of the Board

June 8, 2012

New District Wuxi, Jiangsu Province

People’s Republic of China